

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2011

<u>Via Facsimile</u>
Mr. Antonio Care
Chief Executive Officer
Tire International Environmental Solutions, Inc
1620 Cypress Garden Road
Moncks Corner, SC 29461

Re: Tire International Environmental Solutions, Inc
Form 10-K for the transition period
January 1, 2010 to September 30, 2010
Filed February 24, 2011
File No. 000-28323

Dear Mr. Care:

We issued comments to you on the above captioned filing(s) on June 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. While we note you have amended some Exchange Act filings, you have not responded to our comments. We expect you to contact us by August 4, 2011 to provide a substantive response to these comments through the agency's EDGAR system or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 4, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services